CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(UNAUDITED – EXPRESSED IN CANADIAN DOLLARS)

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	September 30, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$14,061,381	$10,116,324
Amounts receivable (note 6)	104,426	68,636
Taxes receivable	16,855	19,500
Prepaids	268,999	108,195
Total current assets	14,451,661	10,312,655

Non current assets
Taxes receivable	3,386,581	1,526,702
Deposits	59,053	58,076
Property and equipment (note 5)	1,289,689	1,001,038
Exploration and evaluation assets (note 4)	25,384,421	13,994,090
Total non - current assets	30,119,744	16,579,906

TOTAL ASSETS	$44,571,405	$26,892,561

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$1,205,290	$906,291

Shareholders' equity
Capital stock (note 7)	49,402,509	29,899,525
Share based payment reserve (note 7)	5,563,577	3,278,378
Deficit	(11,599,971)	(7,191,633)
Total shareholders' equity	43,366,115	25,986,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$44,571,405	$26,892,561

Nature of operations and going concern (note1)
Subsequent events (note10)

Approved by the Board and authorized for issue on November 13, 2018:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2018	2017	2018	2017

Depreciation (note 5)	$861	$11,093	$2,542	$28,123
Exploration expenditures	26,368	22,785	8,502	33,913
Foreign exchange (gain) loss	20,128	107,381	(366,948)	177,716
Impairment (note 4)	642,283	-	642,283	-
Insurance	38,069	15,084	65,394	42,683
Interest income	(101,148)	(5,337)	(177,803)	(58,031)
Management and director fees (note 6)	83,946	63,546	236,185	220,137
Office and miscellaneous	49,790	25,459	96,825	66,262
Professional fees (note 6)	96,431	45,985	227,751	147,605
Regulatory and transferagent fees	135,750	13,612	197,646	70,749
Rent and communications	50,755	39,640	139,447	118,890
Remuneration (note 6)	250,488	115,373	737,523	304,415
Share - based compensation (notes 6 and 7)	439,869	526,626	2,053,860	2,067,682
Shareholder and investor relations	52,506	35,897	170,505	152,203
Technical consultants	6,000	27,167	18,000	76,604
Tradeshow and travel	112,896	19,663	356,626	173,319
Net and comprehensive loss for the period	$(1,904,992)	$(1,063,974)	$(4,408,338)	$(3,622,270)

Basic and diluted comprehensive loss per common share	$(0.03)	$(0.02)	$(0.06)	$(0.07)

Weighted average number of common shares outstanding	73,550,799	49,158,191	68,792,829	48,451,961

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(4,408,338)	$(3,622,270)
Items not affecting cash:
Depreciation	2,542	28,123
Impairment	642,283	-
Interest income	(177,803)	(58,031)
Share - based compensation	2,053,860	2,067,682
Changes in non - cash working capital items:
Amounts receivable	22,542	26,854
Taxes receivable	(1,857,234)	(810,747)
Prepaids and deposits	(161,781)	(77,650)
Accounts payable and accrued liabilities	30,316	(81,112)
Net cash used in operating activities	(3,853,613)	(2,527,151)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	119,471	27,985
Exploration and evaluation assets	(11,130,564)	(5,995,515)
Option payment received	126,007	-
Purchase of property and equipment	(329,783)	(950,976)
Sale of short - term investments	-	675,000
Net cash used in investing activities	(11,214,869)	(6,243,506)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	20,446,533	407,514
Capital stock issuance (costs) recovery	(1,432,994)	7,698
Net cash provided by financing activities	19,013,539	415,212

Change in cash and cash equivalents, during the period	3,945,057	(8,355,445)
Cash and cash equivalents, beginning of the period	10,116,324	8,928,717
Cash and cash equivalents, end of the period	$14,061,381	$573,272

Cash and cash equivalents is represented by:
Cash	$1,284,798	$573,272
Cash equivalents	12,776,583	-
Total cash and cash equivalents	$14,061,381	$573,272

Non cash investing activities
Capitalized to exploration an devaluation assets
Accounts payable and accrued liabilities	$1,009,013	$656,479
Fair value of shares issued for mineral property	$367,526	$-
Depreciation	$40,356	$-
Share - based compensation	$252,982	$221,168
Capitalized to property and equipment
Accounts payable and accrued liabilities	$1,766	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share - based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2016	47,772,517	$19,362,804	$544,757	$(2,316,372)	$17,591,189

Recovery of capital stock issuance costs	-	7,698	-	-	7,698
Warrants exercised	2,037,571	407,514	-	-	407,514
Share - based compensation	-	-	2,288,850	-	2,288,850
Net and comprehensive loss for the period	-	-	-	(3,622,270)	(3,622,270)

Balance at September 30, 2017	49,810,088	19,778,016	2,833,607	(5,938,642)	16,672,981

Capital stock issued	9,572,810	10,051,451	-	-	10,051,451
Capital stock issuance costs	-	(773,565)	-	-	(773,565)
Warrants exercised	4,195,000	839,000	-	-	839,000
Stock options exercised	25,005	4,623	(3,123)	-	1,500
Share - based compensation	-	-	447,894	-	447,894
Net and comprehensive loss for the period	-	-	-	(1,252,991)	(1,252,991)

Balance at December 31, 2017	63,602,903	29,899,525	3,278,378	(7,191,633)	25,986,270

Capital stock issued (note 7)	8,666,250	18,000,333	-	-	18,000,333
Shares issued for mineral property (notes 4 and 7)	140,277	367,526	-	-	367,526
Capital stock issuance costs net of recovery (note 7)	-	(1,332,718)	-	-	(1,332,718)
Warrants exercised (note 7)	1,327,800	2,408,600	-	-	2,408,600
Stock options exercised (note 7)	235,000	59,243	(21,643)	-	37,600
Share - based compensation (note 7)	-	-	2,306,842	-	2,306,842
Net and comprehensive loss for the period	-	-	-	(4,408,338)	(4,408,338)

Balance at September 30, 2018	73,972,230	$49,402,509	$5,563,577	$(11,599,971)	$43,366,115

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL” and on the NYSE American under the symbol “SILV”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $14.1 million, as of September 30, 2018, contribute to working capital of $13.2 million which management believes will be sufficient to fund its minimum exploration activities, including mineral property option payments, and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete its advanced exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These condensed consolidated interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these consolidated financial statements, and have been consistently applied, except for the adoption of IFRS 9 and 15, starting on January 1, 2018, in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 13, 2018.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexico corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexico corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Adoption of new accounting policy – financial instruments

The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting policy - financial instruments (continued)

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/ liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Short term investment	FVTPL	FVTPL
Amounts receivable	Amortized cost	Amortized cost
Accounts payable	Amortized cost	Amortized cost

The Company did not restate prior periods and determined that the adoption of IFRS 9 resulted in no impact to the opening accumulated deficit on January 1, 2018.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of new accounting policy – revenue from contracts with customers

The Company adopted all of the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 utilizes a methodical framework for entities to follow in order to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. As the Company has no revenues, the change did not impact accumulated deficit or any assets and liabilities on the transition date.

3.	NEW STANDARDS NOT YET ADOPTED

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The Company is assessing this standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will increase assets and related liabilities and increase disclosure.

4.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	LasChispas	Other	Total
Balance at December 31, 2016	$95,882	$508,805	$353,022	$3,129,247	$73,677	$4,160,633
Acquisition costs:
Option, concession, and surface rights payments	9,204	26,740	1,114	623,452	61,109	721,619
Exploration and evaluation expenditures:
Assays	-	-	-	1,018,392	-	1,018,392
Depreciation	-	-	-	38,305	-	38,305
Drilling	-	-	-	5,825,873	-	5,825,873
Field and administrative costs	-	-	-	1,024,891	-	1,024,891
Salaries and remuneration	-	-	-	673,268	-	673,268
Share - based compensation	-	-	-	285,723	-	285,723
Technical consulting services	-	-	-	207,326	-	207,326
Travel and lodging	-	-	-	114,447	-	114,447
Subtotal, additions	9,204	26,740	1,114	9,811,677	61,109	9,909,844
Impairment	(76,387)	-	-	-	-	(76,387)
Balance at December 31, 2017	28,699	535,545	354,136	12,940,924	134,786	13,994,090
Acquisition costs:
Option, concession, and surface rights payments	68,789	-	3,586	2,139,018	52,287	2,263,680
Exploration and evaluation expenditures:
Assays	-	-	-	1,078,897	-	1,078,897
Depreciation (note5)	-	-	-	40,356	-	40,356
Drilling	-	-	-	6,982,562	-	6,982,562
Field and administrative costs	-	-	-	435,024	-	435,024
Salaries and remuneration (note 6)	-	-	-	851,250	-	851,250
Share - based compensation (notes 6 and 7)	-	-	-	252,982	-	252,982
Technical consulting services (note 6)	-	-	-	211,494	-	211,494
Travel and lodging	-	-	-	42,376	-	42,376
Subtotal, additions	68,789		3,586	12,033,959	52,287	12,158,621
Recovery of exploration and evaluation expenditures	-	(126,007)	-	-	-	(126,007)
Impairment	(97,488)	-	(357,722)	-	(187,073)	(642,283)
Balance at September 30, 2018	$-	$409,538	$-	$24,974,883	$-	$25,384,421

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in the Cruz de Mayo 2 mineral concession located in Sonora State, Mexico. SilverCrest also had an option to purchase a 100% interest in the El Gueriguito concession, located on the Cruz de Mayo Project, for total consideration of US$1,000,000, until the Company terminated its option agreement in December 2017. As a result, during 2017, the Company recorded impairment expense of $76,387 for previously capitalized costs relating to this concession. During the nine months ended September 30, 2018, the Company reinstated its option agreement for the El Gueriguito concession and made a payment of $64,555 (US$50,000). At September 30, 2018, the remaining payments totalling US$705,000 are scheduled as follows:

•	US$50,000 on each 19th day of November 2018 to 2031; and
•	US$5,000 on November 19, 2032.

While the Company continues to have either a 100% interest or the option to purchase a 100% interest in the Cruz de Mayo concessions, no substantive exploration expenditures are currently budgeted nor planned. As a result, the Company has recorded impairment expense of $97,488 for all previously capitalized costs relating to these concessions.

Las Chispas, Sonora, Mexico

The Las Chispas property is located in Sonora, Mexico, and consists of 28 concessions. The Company has 100% title to seven concessions, six of which were registered in 2017.

For the remaining mining concession that is owned by the Company, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During the nine months ended September 30, 2018, the Company exercised its option by making the final option payment of $126,510 (US$100,000). During 2016 and 2017, the Company made option payments totalling $65,192 (US$50,000). A 2% net smelter return royalty is payable to the optionor for material from this mining concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined.

The Company also has the right and option to purchase up to 100% title to 21 concessions. The payment terms for the Las Chispas option agreements are detailed as follows:

For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$575,000. During the nine months ended September 30, 2018, the Company made an option payment of $77,466 (US$60,000). During 2017, the Company made an option payment of $45,451 (US$35,000).

On June 27, 2018, the Company and an option holder representing a 20% title to the four mining concessions agreed to amend the schedule of remaining payments whereby the Company could exercise its option and earn a 20% interest in the concessions. The original payment schedule called for a payment of US$20,000 (of a total US$100,000) on May 20, 2019 and US$70,000 (of a total US$350,000) on May 20, 2020. The amended payment schedule called for an option payment of US$86,400, representing a 4% discount to the original total remaining payments of US$90,000, on June 27, 2018. As a result, the Company made a payment of $111,551 (US$86,400), as amended, and earned a 20% interest in the concessions.

At September 30, 2018, the remaining payments to concession holders, representing the remaining 80% title, totalling US$360,000 are scheduled as follows:

•	US$80,000 on May 20, 2019; and
•	US$280,000 on May 20, 2020.

For 13 of the mining concessions, the Company received the right and option to purchase an undivided 100% title for total consideration of US$2,950,000. During 2017, the Company and the concession holder agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 on June 2, 2018. Of this payment, US$500,000 was payable in common shares of SilverCrest and an additional US$500,000, at the concession holder’s option, could be paid in common shares of SilverCrest. The amended payment schedule is as follows:

•	US$200,000onSeptember22,2017(paid);
•	US$1,262,500 on June 3, 2018 (of which US$250,000 is payable in common shares of SilverCrest and, at the concession holder’s option, an additional US$250,000 can be paid in common shares of SilverCrest) (paid cash of US$1,012,500 and shares of US$250,000); and
•	US$1,262,500 on December 3, 2018 (of which US$250,000 is payable in common shares of SilverCrest and, at the concession holder’s option, an additional US$250,000 can be paid in common shares of SilverCrest).

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Las Chispas, Sonora, Mexico (continued)

As a result, during the nine months ended September 30, 2018, the Company paid $1,307,239 (US$1,012,500) in cash and $322,775 (US$250,000) in common shares for a total of $1,630,014 (US$1,262,500), as amended. The Company issued 140,277 common shares with a fair value of $367,526 (note 7), which was recorded as an acquisition cost. The concession holder did not exercise their right to receive common shares. During 2017, the Company paid $129,860 (US$100,000), as scheduled, and $259,720 (US$200,000), as amended, for total options payments of $389,580 (US$300,000).

For one mining concession, the Company received the right and option to purchase an undivided 100% title for total consideration of US$150,000. During 2017, the Company made an option payment of $25,972 (US$20,000). As at September 30, 2018, the final payment of US$100,000 is due on June 15, 2019.

For one mining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family. During 2017, the Company paid $6,493 (US$5,000) towards this concession.

For two mining concessions, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company for consideration of $35,006 (MX$500,000) (paid). The Company also agreed to pay US$150,000 upon receiving 100% title to the mining concessions, when issued.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata, and Estacion Llano.

On February 28, 2018, the Company entered into an option agreement whereby the optionee can earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (US$100,000) upon signing (received), US$100,000 on February 28, 2019, and US$300,000 on February 28, 2020. The Company recorded the option payment and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property.

While the Company continues to have a 100% interest in the Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted nor planned. As a result, the Company has recorded impairment expense of $544,795 for all previously capitalized costs related to these properties.

5.	PROPERTY AND EQUIPMENT

	Computer	Equipment	Vehicle	Land(1)	Total
Cost
Balance at December 31, 2016	$18,911	$47,047	$64,061	$-	$130,019
Additions	13,521	31,399	43,365	854,974	943,259
As at December 31, 2017	32,432	78,446	107,426	854,974	1,073,278
Additions	6,241	629	86,149	238,530	331,549
As at September 30, 2018	$38,673	$79,075	$193,575	$1,093,504	$1,404,827

Accumulated depreciation
Balance at December 31, 2016	$9,192	$5,513	$14,051	$-	$28,756
Depreciation for the year	8,670	11,630	23,184	-	43,484
As at December 31, 2017	17,862	17,143	37,235	-	72,240
Depreciation for the period (2)	5,797	6,091	31,010	-	42,898
As at September 30, 2018	$23,659	$23,234	$68,245	$-	$115,138

Carrying amounts
As at December 31, 2017	$14,570	$61,303	$70,191	$854,974	$1,001,038
As at September 30, 2018	$15,014	$55,841	$125,330	$1,093,504	$1,289,689

(1)	In March 2018 and May 2017, the Company purchased land located in Sonora, Mexico.
(2)	During the nine months ended September 30, 2018, depreciation of $40,356 (2017 – $Nil) was included in exploration and evaluation assets (note 4).

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2018, the Company paid or accrued professional fees of $54,631 (September 30, 2017 – $43,634) and capital stock issuance costs of $111,916 (September 30, 2017 – $Nil), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2018, $1,924 (December 31, 2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, and Chief Financial Officer (“CFO”). Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017
Management fees (1)	$183,750	$168,750
Management remuneration(2)	275,143	70,401
Director fees	52,435	51,387
Share - based compensation(3)	1,869,712	1,954,980
	$2,381,040	$2,245,518

(1)

During the nine months ended September 30, 2018 and 2017, management fees were paid to a company controlled by the CEO. During the nine months ended September 30, 2017, management fees were paid to a company controlled by the Company’s former Executive Vice President.

(2)

During the nine months ended September 30, 2018, remuneration and short-term benefits were paid to the President and CFO. During the nine months ended September 30, 2017, remuneration and short-term benefits were paid to the CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions

During the nine months ended September 30, 2018, the Company:

•

paid remuneration of $181,216 (September 30, 2017 – $97,485) to two employees (September 30, 2017 – one employee) providing technical services who are immediate family members of the CEO, of which $113,740 (September 30, 2017 – $89,896) was recorded as exploration and evaluation expenditures (note 4) and $67,476 (September 30, 2017 – $7,589) was expensed. The Company also recorded share-based compensation of $172,863 (September 30, 2017 – $127,211) for the vested portion of stock options granted to these employees of which $68,276 (September 30, 2017 – $Nil) was expensed and $104,587 (September 30, 2017 – $127,211) was recorded as exploration and evaluation expenditures (note 4); and

•

paid consulting fees of $Nil (September 30, 2017 – $35,375) and recorded share-based compensation expense of $Nil (September 30, 2017 – $28,176), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the CEO. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the nine months ended September 30, 2018, the Company allocated to Goldsource $87,418 (September 30, 2017 – $136,284) for its share of these expenses, of which $41,420 was receivable from Goldsource at September 30, 2018 (December 31, 2017 – $61,104).

7.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

7.	CAPITAL STOCK (continued)

Issued and outstanding

At September 30, 2018, the Company had 73,972,230 common shares and no preferred shares outstanding.

Nine months ended September 30, 2018

On January 17, 2018, the Company completed a private placement, with the new President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with the private placement and incurred $15,817 of capital stock issuance costs.

On May 17, 2018, the Company completed a prospectus offering of 8,214,450 common shares at a price of $2.10 per common share for gross proceeds of $17,250,345. The Company incurred $1,313,613 of capital stock issuance costs in connection with the prospectus offering.

On June 3, 2018, the Company issued 140,277 common shares to a mineral property concession holder pursuant to a mineral property option agreement (note 4). The fair value of the shares was $367,526 and the Company incurred $4,945 in related capital stock issuance costs.

During the nine months ended September 30, 2018, the Company issued 1,016,000 common shares at $1.45 per common share and 311,800 common shares at $3.00 per common share for total gross proceeds of $2,408,600 on the exercise of warrants. The Company also issued 235,000 common shares at $0.16 per common share for gross proceeds of $37,600 on the exercise of options.

Year ended December 31, 2017

During 2017, the Company issued 6,232,571 common shares at $0.20 per share for gross proceeds of $1,246,514 on the exercise of warrants and 25,005 common shares at $0.06 per share for gross proceeds of $1,500 on the exercise of stock options.

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,451. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.45 per share until December 19, 2019. During 2017, in connection with the private placement, the Company incurred $773,565 in capital stock issuance costs. During the nine months ended September 30, 2018, that Company recovered $1,656 for the overpayment of these capital stock issuance costs.

Warrants

Warrant transactions during the period (year) are as follows:

	Nine months ended September 30, 2018		Year ended December 31, 2017
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	7,402,655	$2.00	8,848,821	$1. 03
Issued	225,900	2.29	4,786,405	1.45
Exercised	(1,327,800)	1.81	(6,232,571)	0.20
Outstanding, end of period (year)	6,300,755	$2.05	7,402,655	$2.00

The warrants outstanding at September 30, 2018 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
December 6, 2018	$3.00	0.18	2,304,450
December 19, 2019	$1.45	1.22	3,770,405
January 17, 2020	$2.29	1.30	225,900
			6,300,755

The weighted average remaining life of warrants outs tanding is 0.84 years .

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

7.	CAPITAL STOCK (continued)

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company’s stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the period (year) are as follows:

	Nine months ended September 30, 2018		Year ended December 31, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	4,825,000	$1.24	3,900,005	$1.06
Issued	1,605,000	1.97	950,000	1.95
Exercised	(235,000)	0.16	(25,005)	0.06
Outstanding, end of period (year)	6,195,000	$1.47	4,825,000	$1.24

During the nine months ended September 30, 2018, the Company granted:

•	500,000 stock options, on January 2, 2018, to the new President of the Company that can be exercised at a price of $1.84 per share until January 2, 2023;

•	955,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.94 per share until January 4, 2023;

•	50,000 stock options to an employee that can be exercised at a price of $2.37 per share until March 1, 2023; and

•	100,000 stock options to a new director that can be exercised at a price of $2.69 per share until May 31, 2023.

Options granted during the nine months ended September 30, 2018 vest over a one-year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

During the year ended December 31, 2017, the Company granted:

•	100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022; and

•	850,000 stock options, on August 4, 2017, to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022.

Options granted during 2017 vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

7.	CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable at September 30, 2018 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
December 9, 2020	$0.16	2,015,000	2.19	2,015,000
October 17, 2021	$2.56	100,000	3.05	100,000
December 9, 2021	$2.30	1,525,000	3.19	1,525,000
January 3, 2022	$2.55	100,000	3.26	100,000
August 4, 2022	$1.88	850,000	3.85	850,000
January 2, 2023	$1.84	500,000	4.26	250,000
January 4, 2023	$1.94	955,000	4.27	477,500
March 1, 2023	$2.37	50,000	4.42	25,000
May 31, 2023	$2.69	100,000	4.67	25,000
		6,195,000		5,367,500

The weighted average remaining life of options outstanding is 3.24 years.

Share-based compensation

The fair value of options granted during the nine months ended September 30, 2018 and 2017 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Nine months ended	Nine months ended
	September 30, 2018	September 30, 2017
Expected option life (years)	4.59	4.54
Expected volatility	99.20%	74.26%
Expected dividend yield	-	-
Risk free interest rate	1.88%	1.35%
Expected for feiture rate	1.00%	1.00%
Fair value per share	$1.40	$1.12
Total fair value	$2,250,404	$1,068,207

During the nine months ended September 30, 2018, the Company recognized share-based compensation expense of $2,025,881 for the vested portion of these stock options, of which $1,807,433 was expensed and $218,448 was capitalized as exploration expenditures (note 4). The Company also recognized share-based compensation of $280,961 for the vested portion of stock options previously granted during 2017, of which $246,427 was expensed and $34,534 was capitalized as exploration expenditures (note 4).

During the nine months ended September 30, 2017, the Company recognized share-based compensation of $443,124 for the vested portion of these stock options, of which $393,799 was expensed and $49,325 was capitalized as exploration expenditures. The Company also recognized share-based compensation of $1,845,726 for the vested portion of stock options previously granted during 2016, of which $1,673,883 was expensed and $171,843 was capitalized as exploration expenditures.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

7.	CAPITAL STOCK (continued)

Share-based payment reserve (continued)

A summary of share-based payment reserve transactions is as follows:

	Nine months ended	Year ended
	September 30, 2018	December 31, 2017
Balance, beginning of period (year)	$3,278,378	$544,757
Share - based compensation	2,306,842	2,736,744
Stock options exercised, reallocated tocapital stock	(21,643)	(3,123)
Balance, end of period (year)	$5,563,577	$3,278,378

8.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

September 30, 2018	Canada	Mexico	Total
Net loss for the period	$3,999,925	$408,413	$4,408,338

Asset Information
Taxes receivable	$-	$3,386,581	$3,386,581
Deposits	$59,053	$-	$59,053
Property and equipment	$8,058	$1,281,631	$1,289,689
Exploration and evaluation assets	$-	$25,384,421	$25,384,421

September 30, 2017
Net loss for the period	$3,481,782	$140,488	$3,622,270

Asset Information
Taxes receivable	$-	$1,260,742	$1,260,742
Deposits	$58,076	$-	$58,076
Property and equipment	$4,580	$1,019,536	$1,024,116
Exploration and evaluation assets	$-	$10,953,883	$10,953,883

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investment, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investment are measured using level 1 inputs.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
NINE MONTHS ENDED SEPTEMBER 30, 2018

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The following table summarizes the classification and carrying values of the Company’s financial instruments at September 30, 2018 and 2017:

	FVTPL	Amortized cost	Amortized cost	Total
September 30, 2018		(financial assets)	(financial liabilities)
Financial assets
Cash and cash equivalents	$14,061,381	$-	$-	$14,061,381
Amounts receivable	-	104,426	-	104,426
Total financial assets	$14,061,381	$104,426	$-	$14,165,807

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$1,205,290	$1,205,290

September 30, 2017
Financial assets
Cash and cash equivalents	$573,272	$-	$-	$573,272
Short term investment	3,325,000	-	-	3,325,000
Amounts receivable	-	69,759	-	69,759
Total financial assets	$3,898,272	$69,759	$-	$3,968,031

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$778,743	$778,743

10.	SUBSEQUENT EVENTS

Subsequent to September 30, 2018:

•

Hannes Portmann was appointed to the Board of Directors and was granted 100,000 stock options exercisable at a price of $3.41 per share until November 11, 2023. These stock options vest over a one-year period with 25% vesting after each of three, six, nine, and twelve months, respectively;

•

The Company appointed Pierre Beaudoin as Chief Operating Officer, reporting to the CEO. The Company granted 200,000 stock options to Mr. Beaudoin exercisable at a price of $3.30 per share until November 13, 2023. These stock options vest over a oneyear period with 25% vesting after each of three, six, nine, and twelve months, respectively; and

•	The Company issued a total of 813,450 common shares for total gross proceeds of $1,105,775 the details of which are as follows:

o	326,950 common shares at $3.00 per common share for proceeds of $980,850 upon the exercise of warrants;
o	36,500 common shares at $1.45 per common share for proceeds of $52,925 upon the exercise of warrants; and
o	450,000 common shares at $0.16 per common share for proceeds of $72,000 upon the exercise of stock options.

17